

April 27, 2011

Mr. Stephen J. Hemsley
President and Chief Executive Officer
UnitedHealth Group Incorporated
9900 Bren Road East
Minnetonka, Minnesota 55343

  Re: **UnitedHealth Group Incorporated**
      Form 10-K for Fiscal Year Ended December 31, 2010
      File No. 001-10864

Dear Mr. Hemsley:

   We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

   After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

4. Fair Value, page 74

1. Please tell us how current market credit spreads were considered in your determination of fair value for your debt securities, including the $6.1 billion of state and municipal obligations held at December 31, 2010 and the impact of any changes in these credit spreads on your determination of fair value for these securities. Also, describe how these credit spreads were considered in validating related prices provided by your third-party pricing service.

2. Regarding your investments in state and municipal obligations, please provide us the following information at December 31, 2010:

    - The fair value and amortized cost of your general obligation and special revenue bonds, categorized by state, municipality and political subdivision and the credit rating for each category with and without a financial guarantee by third parties; and
    - The nature of the activities supporting your investments in special revenue bonds, if applicable.

12. AARP, page 89

3. You recognized premium revenues under the AARP Program of $6.3 billion in 2010. However, you disclose that underwriting gains or losses related to the AARP Medicare Supplement Insurance business are recorded directly as an increase or decrease to the RSF and accrue directly to the benefit of the AARP policyholders. Please tell us why you do not follow a fee-based accounting model for the AARP business, consistent with that described on page 64.

4. Please disclose the impact of the AARP business on your statement of operations, consistent with the balance sheet disclosures provided on page 90.

13. Commitments and Contingencies

Legal Matters, page 91

5. The phrase "except as noted below" in your disclosure appears to indicate that a reasonable possibility of loss exists for litigation matters described on pages 91-93 and that you are able to estimate a loss or range of loss in these cases. However, you have not provided quantification regarding these matters as required by ASC 450-20-50. Please expand your disclosure for each litigation matter described on pages 91-93 to address the following:
    - The amounts accrued for loss contingencies accrued as required by ASC 450-20-50-1;
    - An estimate of the possible loss or range of loss or a statement that such an estimate cannot be made for loss contingencies that are at least reasonably possible but not accrued, either because it is not probable that a loss has been incurred or the amount of loss cannot be reasonably estimated, as required by ASC 450-20-50-3 and 50-4; and
    - If you cannot make an estimate, disclose the facts and circumstances that prevent you from making such an estimate, as well as a discussion of what is being sought in those proceedings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3854.

Sincerely,

Melissa N. Rocha
Accounting Branch Chief